

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

February 20, 2009

Michael R. Burwell
Redwood Mortgage Investors IX, LLC
900 Veterans Blvd., Ste. 500
Redwood City, CA 94063

> **Re: Redwood Mortgage Investors IX, LLC**
> **Registration Statement on Form S-11**
> **File No. 333-155428**
> **Filed January 27, 2009**

Dear Mr. Burwell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Also, please note that page references made in this letter refer to the marked courtesy copy that you provided us.

Prospectus Cover Page

1.   We note your response to comment 5 of our letter dated December 23, 2008. Because of the nature of your arrangement, you will not have the commissions available when making investments upon sales of your securities. As such, please revise to include the selling commissions in the table and calculation of the proceeds to the company.

Compensation to our Managers and their Affiliates, page 10

2.   Please remove the footnote disclosure here as it already appears later in your full discussion of the compensation and fees on page 44. Instead, please provide a cross reference to the footnote disclosures that begin on page 48.

Capital Account, page 16

3.   We note the revised disclosure briefly discussing the capital accounts. Here or in the appropriate section, please revise to clarify why investors that do not use a participating broker dealer will have a larger capital account than investors that use a participating broker dealer, assuming both make equal investments.

Unit Redemption Program, page 16

4.   Please revise to clarify if there is any limitation on the source of funds used to satisfy redemption requests.

5.   We note your response to comment 15 that all redemptions will be honored pro rata. Please clarify how unfulfilled redemption requests are treated relative to requests that are made in subsequent quarters.

Risk Factors, page 19

Use of Borrowed Money May Reduce Our Profitability or Cause Losses Through Liquidation, page 27

6.   We note your response to comment 22. To the extent that the second criteria (50% of aggregate fair market value) becomes the applicable limitation, it would allow your debt level to approximate 100% of your net asset value. As such, we reissue our prior comment.

Investment of Subscriptions, page 40

7.   We note your response to comment 32. We also note that paragraph 4 of your subscription agreement states that investors' proceeds will be held by the managers until they are admitted as members when their funds are needed to fund your operations. Please revise to clarify whether the funds held pending admittance are considered an asset or liability of the registrant.

Use of Proceeds, page 41

8.   We note your response to comment 10. Please remove the row which discloses the total amount available for investment after repayment of the formation loan

> since it is unsecured, interest free, not guaranteed, may be forgiven and is reduced by redemptions. Instead, you should rely on footnote three to clarify the nature of the formation loan and the fact that you may receive all the commissions paid after a 10 year period. You will be able to update the status of formation loan repayments in your updates pursuant to Section 20.D of Industry Guide 5.

9.   We note the additional disclosure that "initially, a minimum of 90.8% of the proceeds will be used" in your operations. Please revise the percentage to reflect 88.5% since the DRIP proceeds are not available "initially" and are only available once you begin providing distributions.

Operating Stage, page 45

10.   We note your response to comment 34 and disagree. Where the fees are transactional, provide the estimated amounts payable in the aggregate and on a leveraged and unleveraged basis. Please refer to Section 4.B of Industry Guide 5. Once you have aggregated the fees, you should clarify in a footnote that you would be able to earn additional fees because of your ability to redeploy repaid loans every five years or so.

11.   The yearly or rolling fees that are able to be estimated should also be disclosed on a leveraged and unleveraged basis. Please revise accordingly.

12.   On page 97, we note that you will provide operating expense reimbursements to your managers that will include salaries for personnel. Considering your managers are already entitled to various fees, including an asset management fee, any reimbursements of salaries made to your managers are considered compensation to them. Please revise to include the operating expense as a separate item in this table.

13.   We note the reference to "such loan" in describing the loan servicing fee. Please revise to clarify if your managers will service all of your loans.

14.   We note the row disclosing the 1% interest in profits, losses and distributions of earnings and cash available for distributions. Please revise to clarify if the 1% is of each item. To the extent that you incur losses but declare distributions or have cash available, are your managers entitled to 1% of those figures? In the appropriate sections, please clarify how profits and losses affect the capital account of the managers.

Prior Performance Summary, page 56

15.   We note your response to comment 39. Please limit the narrative summary of public and non-public programs to those of which the offerings closed in the last

        10 years. We also note your disclosure on page 56 that since 1978, your managers have sponsored nine other programs. Please revise to clarify the number of programs sponsored by your managers within the last 10 years.

16.   We note the revised disclosure that during the last 10 years your managers' programs raised $274,279,000. Please revise to disclose the number of investors that provided those funds. Also, disclosure provided in the third paragraph should be separated by public and non-public programs. As currently provided, it is not clear if the noted raised figure is for both public and private programs. Please revise to clarify.

17.   We note your response to comment 40. Please revise to clarify the amount of leverage used in RMI VIII and other prior programs disclosed in this section.

18.   We note your response to comment 41; however, it is not clear how the yield disclosure is necessary to make your other disclosure not misleading. Please refer to the introductory discussion in Item 8 of Industry Guide 5. We further note that the disclosure about the distribution history of your programs should already be included in the prior performance tables. As such, to the extent relevant, investors will have access to such information. Please remove the noted disclosure or provide a further explanation.

Investment Objectives and Criteria, page 66

19.   We note your disclosure that total indebtedness may not exceed the lesser of 50% of the gross offering proceeds or the aggregate fair market value of your loan portfolio. Please revise to clarify how the fair market value of your loan portfolio is determined.

Amendment, page 100

20.   We note your response to comment 55. It appears there are circumstances where modification of compensation arrangements would be beneficial to your managers. As such, please revise to clarify whether member approval is needed for compensation modifications.

Prior Performance Tables, page 145
Table I, page 145

21.   We note your response to comment 62. Because of the unsecured, no interest, unguaranteed nature of the loan, it does not appear appropriate to include those figures in the amount used for investment and exclude them from the appropriate line item. We also note disclosure throughout this document that the formation loan is reduced by redemptions and may be forgiven. Also, you respond that RMC uses the proceeds of the formation loan to pay the selling commissions.

The loan itself appears to come from the programs. We reissue the prior comment.

22.   The amount raised should constitute 100% and the rest of the rows should be based on that figure. Please revise this table accordingly.

23.   Please revise to include a row to disclose the percent of leverage used.

Table III, page 148

24.   We note your response to comment 64 and understand your position. Please explain your deviations from those outlined in Industry Guide 5. For instance, please explain the inclusion of the row "increase in liabilities." Another example is your omission of the separate "cash generated" rows, except the cash generated from operations and financing.

Undertaking

25.   We note your response to comment 66 regarding the undertaking required by Item 20.D. of Industry Guide 5. We also note that Item 20.D. refers to offerings in which a material portion of the proceeds is not committed. Thus, it appears that this item requirement would be applicable to this offering. We also agree with your response that such disclosure would be limited to significant loans. Please include accordingly the undertaking required by Item 20.D. of Industry Guide 5.

Exhibits

26.   We note your response to comment 67. Please be aware that your exhibits were not filed correctly on EDGAR. They are included as additional pages to the registration statement. As filed, they are not assessable without actually opening your registration statement and scanning it for the exhibits. Please contact the Filer Support Branch in the Office of Filings and Information Services at (202) 551-8900.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Howard Efron at (202) 551-3439 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3438. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Stephen J. Shrader, Esq.
        Fax: (415) 576-3099